Exhibit 99.1

Mobilicom Secures Design Win and Initial Order to Integrate Cybersecure Systems into New ISR Drone Platform

Design win with Israel-based drone manufacturer for ISR Platform slated for deployment in India

Accelerates Mobilicom’s commercial footprint in the high-growth APAC region

Palo Alto, California, Feb. 19, 2026 (GLOBE NEWSWIRE) -- Mobilicom Limited (Nasdaq: MOB, MOBBW) (“Mobilicom” or the “Company”), a provider of cybersecurity and robust solutions for drones and robotics, today announced it has secured a design win with a new customer and initial order from a prominent Israel-based drone manufacturer, which will integrate Mobilicom’s SkyHopper PRO, SkyHopper PRO Lite and 10” Maxi Controller PRO ground control station into its new intelligence, surveillance and reconnaissance (ISR) drone platform.

Through this new customer, Mobilicom’s systems to be deployed as part of an ISR drone project in India in collaboration with the customer’s Indian partner.

The new ISR drone platform will integrate Mobilicom’s end-to-end solutions, including secure data links, ground control systems and advanced cybersecurity protections, designed to meet the stringent operational requirements of defense missions. Mobilicom’s SkyHopper PRO and SkyHopper PRO Lite are designed to provide secure, high-performance communications, while the 10” Maxi Controller PRO is designed to deliver a ruggedized, advanced ground control interface optimized for mission-critical ISR applications.

“Mobilicom’s cybersecure, end-to-end solutions continue to drive design wins and follow-on orders from prominent drone manufacturers worldwide,” said Oren Elkayam, CEO of Mobilicom. “As global defense budgets increase and the demand for real-time battlefield awareness accelerates, particularly in the rapidly expanding ISR drone market, customers are seeking proven, secure and fully integrated solutions. This new design win and initial order underscore the growing recognition of Mobilicom’s technology as a trusted backbone for advanced ISR platforms.”

The ISR drone market continues to experience significant growth, fueled by heightened security needs, modernization initiatives and the increasing adoption of unmanned systems to enhance intelligence gathering and situational awareness. Mobilicom’s solutions are designed to support scalable production and deployment, positioning the Company to capitalize on expanding opportunities across global defense markets.

“We are excited to further extend our market reach into the Indian subcontinent with this new ISR platform,” said Yair Maor, Mobilicom’s VP Sales EMEA. “This collaboration with a prominent Israeli drone manufacturer and its Indian partner demonstrates the strength of our regional sales strategy and our ability to support customers with advanced, secure solutions tailored to mission-critical requirements.”

About Mobilicom

Mobilicom is a leading provider of cybersecure robust solutions for the rapidly growing defense and commercial drones and robotics market. Mobilicom’s large portfolio of field-proven technologies includes cybersecurity, software, hardware, and professional services that power, connect, guide, and secure drones and robotics. Through deployments across the globe with over 50 customers, including the world’s largest drone manufacturers, Mobilicom’s end-to-end solutions are used in mission-critical functions.

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Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company is using forward-looking statements when it discusses the growing recognition of the Company’s technology as a trusted backbone for advanced ISR platforms. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission.

Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com